Exhibit 5.3

DLA Piper Luxembourg 37A, Avenue John F. Kennedy L-1855 Luxembourg
T +352 26 29 04 2052
F +352 26 29 04 3000
W www.dlapiper.com

Medtronic Global Holdings S.C.A.	Our reference
40, avenue Monterey	LM/CN/410009/1
L-2163 Luxembourg
Grand Duchy of Luxembourg

(“Addressee” or “you”)

March 30, 2023

By Courier and E-mail

Dear Sir,
Dear Madam,

1.	ROLE OF DLA PIPER LUXEMBOURG

1.1

DLA Piper Luxembourg (“DLA Piper Luxembourg”, “we” or “us”) has acted as special legal adviser in the Grand Duchy of Luxembourg (“Luxembourg”) to Medtronic Global Holdings S.C.A., a partnership limited by shares (société en commandite par actions) incorporated under the laws of the Grand Duchy of Luxembourg, with its registered office at 40, avenue Monterey, L-2163 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Register of Commerce and Companies (Registre de Commerce et des Sociétés, Luxembourg) (“RCS”) under number B 191129 (“Issuer”).

1.2

This legal opinion (“Opinion”) is issued in connection with the public offer and sale by the Issuer (“Offering”) of USD 1,000,000,000 aggregate principal amount of 4.250% senior notes due 2028 (“2028 Notes”) and USD 1,000,000,000 aggregate principal amount of 4.500% senior notes due 2033 (“2033 Notes” and together with the 2028 Notes, the “Notes”) pursuant to the Underwriting Agreement, (as defined in 2.1.1). The Notes will be issued pursuant to the Indenture (as defined in 2.1.3). The Notes will be fully and unconditionally guaranteed on an unsecured unsubordinated basis by the Guarantors (as defined in 2.1.1).

1.3

The Offering is being made pursuant to the Issuer’s Registration Statement (as defined in 2.1.4) that includes the preliminary prospectus supplement dated March 23, 2023 (“Preliminary Prospectus Supplement”) supplementing the base prospectus dated March 3, 2023 (“Base Prospectus”).

1.4

We have taken instructions solely from, and participated in discussions solely with, the Issuer acting through the General Partner (as defined below) as its general partner on its behalf regarding the provisions contained in the Opinion Documents.

Continuation 2

2.	DOCUMENTS EXAMINED

2.1	For the purposes of rendering this Opinion, we have examined and relied upon electronically transmitted executed copies of the following documents (together, the “Opinion Documents”):

2.1.1

a New York law governed underwriting agreement, dated March 23, 2023 and entered into by and among the Issuer as issuer acting through Medtronic Global Holdings GP S.à r.l., a private limited liability Issuer (société à responsabilité limitée) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 40, avenue Monterey, L-2163 Luxembourg, Grand Duchy of Luxembourg and registered with the RCS under number B 191031, as its general partner (“General Partner”), Medtronic Public Limited Company (“Medtronic PLC”) and Medtronic, Inc. (“Medtronic, Inc.” and together with Medtronic PLC, the “Guarantors”) as guarantors and the underwriters as listed therein (“Underwriting Agreement”);

2.1.2

a New York law governed base indenture dated March 28, 2017 and entered into by and among the Issuer as issuer acting through the General Partner, the Guarantors as such and Computershare Trust Company, N.A. (as successor to Wells Fargo Bank, National Association) as trustee (“Trustee”) (“Base Indenture”), as amended by the sixth supplemental indenture dated as of February 22, 2023 (the (“Sixth Supplemental Indenture”) among the Issuer, the Guarantors and the Trustee, as supplemented from time to time;

2.1.3

a New York law governed seventh supplemental indenture to the Base Indenture March 30, 2023 and entered into by and among the Issuer as issuer acting through the General Partner, the Guarantors as such, the Trustee (“Seventh Supplemental Indenture” and together with the Base Indenture, the Sixth Supplemental Indenture, the “Indenture”);

2.1.4	a registration statement on Form S-3 (File No. 333-270272) filed with the United States Securities and Exchange Commission (“SEC”) on March 3, 2023 (“Registration Statement”);

2.1.5	a New York law governed execution copy of the Notes.

We have further seen the final prospectus supplement dated March 23, 2023 supplementing the Base Prospectus (“Final Prospectus Supplement”).

Capitalised terms used but not defined in this Opinion shall have the same meaning as in the Opinion Documents.

Continuation 3

2.2

For the purposes of rendering this Opinion, but without opining on those documents, we have also examined an electronically transmitted (executed) copy of the following documents (together, the “Corporate Documents”) with respect to the Issuer and the General Partner:

2.2.1	the consolidated text of the articles of association (statuts coordonnés) of the Issuer dated November 20, 2019 (“Issuer Articles”);

2.2.2	the consolidated articles of association (statuts coordonnés) of the General Partner dated October 1, 2015 (“GP Articles” and together with the Issuer Articles, “Articles”);

2.2.3	the pricing action of the authorized officer of the Issuer acting through the General Partner as its general partner on its behalf dated March 23, 2023 (“Pricing Action”);

2.2.4

the circular resolutions of the board of managers of the General Partner acting on behalf of the Issuer as its general partner on its behalf dated February 20, 2023 approving, inter alia, the Registration Statement and the circular resolutions of the board of managers of the General Partner acting on behalf of the Issuer as its general partner dated March 7, 2023 approving, inter alia, the Offering and the execution of the other Opinions Documents by the Issuer (together, “GP Resolutions acting on behalf of the Issuer”);

2.2.5

the circular resolutions of the board of managers of the General Partner dated February 20, 2023 approving, inter alia, the Registration Statement and the circular resolutions of the board of managers of the General Partner dated March 7, 2023 approving, inter alia, the Offering and the execution of the Opinions Documents by the Issuer (together, “GP Resolutions” and together with the GP Resolutions acting on behalf of the Issuer as well as with the Pricing Action, the “Resolutions”);

2.2.6	an excerpt pertaining to the Issuer delivered by the RCS, dated March 30, 2023 (“Issuer Excerpt”);

2.2.7	an excerpt pertaining to the GP delivered by the RCS, dated March 30, 2023 (“GP Excerpt” and together with the Issuer Excerpt, the “RCS Excerpts”);

2.2.8

a certificate of absence of a judicial decision or an administrative dissolution without liquidation from the RCS (certificat de non-inscription d’une décision judiciaire ou de dissolution administrative sans liquidation) pertaining to the Issuer, dated March 30, 2023, with respect to the situation of the Issuer as at March 29, 2023 (“Issuer RCS Certificate”); and

2.2.9

a certificate of absence of a judicial decision or an administrative dissolution without liquidation from the RCS (certificat de non-inscription d’une décision judiciaire ou de dissolution administrative sans liquidation) pertaining to the GP, dated March 30, 2023, with respect to the situation of the GP as at March 29, 2023 (“GP RCS Certificate” and together with the Issuer RCS Certificate, the “RCS Certificates”).

Continuation 4

The Opinion Documents and the Corporate Documents are collectively referred to as the “Documents”.

2.3

We have not reviewed any document other than the Documents and we have made no other enquiries, save as expressly stated in this Opinion. We have not reviewed any document incorporated by reference, or referred to, in the Documents (unless included as a Document) and therefore our opinions do not extend to such documents.

3.	SCOPE, INTERPRETATION AND CONDITIONS OF THIS OPINION

3.1

We are solely qualified to assess the meaning of, and to give an opinion on, the terms of the documents which are governed by Luxembourg law. This means that we are not qualified to assess the meaning and consequences of, and to give an opinion on, the terms of any Opinion Documents which are not governed by Luxembourg law. Accordingly, our review of such documents has been limited to the terms as they appear on the face thereof, without reference to the general body of law incorporated therein or made applicable thereto.

3.2

This Opinion is limited to Luxembourg law in force on the date hereof, and as construed and applied by Luxembourg courts in case law published in major Luxembourg legal journals on the date hereof. We have made no investigation of, and do not express or imply any views or opinions on, the law of any country other than Luxembourg. We do not express nor imply any views or opinions on European Union law as it affects any jurisdiction (save for rules implemented into Luxembourg law or directly applicable in Luxembourg), on any matters of direct or indirect taxation, or matters of accounting, regulatory or transfer pricing, nor do we express or imply any views or opinions as to matters of fact. We undertake no obligation to update this Opinion or to advise of any changes in Luxembourg law, its construction or application.

3.3

This Opinion is given on the express condition, accepted by each person entitled to rely on it (in accordance with paragraph 7.1), that (i) this Opinion and all rights, obligations, issues of interpretation and liabilities in relation to it are governed by, and shall be construed in accordance with, Luxembourg law, and any actions or claims in relation to it must be brought exclusively before Luxembourg courts, (ii) the liability of DLA Piper Luxembourg in connection with the contents of this Opinion is limited in the aggregate to the maximum cover under the professional indemnity insurance of DLA Piper Luxembourg that is available in connection with this Opinion at the time any payment under the claim is to be made, and (iii) this Opinion is issued by, and signed on behalf of, DLA Piper Luxembourg and individuals or legal entities (other than DLA Piper Luxembourg) that are involved in the services provided by, or on behalf of, DLA Piper Luxembourg cannot be held liable in any manner whatsoever.

3.4

The opinions given in this Opinion are based on the assumptions, and are subject to the qualifications, set out below. They are strictly limited to the commercial contractual matters stated herein and do not extend to any other matters.

Continuation 5

4.	ASSUMPTIONS

For the purposes of this Opinion, we have assumed, and not verified the following:

4.1	all signatures, stamps and seals are genuine, all original documents are authentic and all copies submitted to us are complete and conform to the originals;

4.2

all factual matters and statements relied upon, or assumed, in this Opinion are and were true, complete, accurate and up-to-date on the date of execution of the Documents (and any documents in connection therewith) and on the date of this Opinion;

4.3

the information contained, and statements made, in the Resolutions, the RCS Excerpts and the RCS Certificates were and are true, correct, accurate and up-to-date on the date of the execution of the Documents, on the date of the Resolutions and on the date of this Opinion, and all decisions and acts, the publication of which is required by applicable laws, have been duly registered within the applicable legal time periods;

4.4

the Opinion Documents and the Resolutions have been executed by the persons mentioned as signatories therein on behalf of all parties thereto on the date specified therein and all individuals having signed the Opinion Documents and the Resolutions have individual legal capacity (capacité juridique) under all relevant laws and regulations to do so;

4.5	there were no defects in the creation and registration process of the Issuer and the General Partner by the notary or the RCS;

4.6

the Issuer and the General Partner have their central administration (administration centrale) and, for the purposes of the European Regulation No. 2015/848 of May 20, 2015 on insolvency proceedings (recast) (“Insolvency Regulation”), the centre of their main interests (centre des intérêts principaux) at the place of its registered office (siège statutaire) (as defined under Luxembourg law) in Luxembourg, and has no establishment (as defined, respectively, in the Insolvency Regulation or Luxembourg law) outside Luxembourg;

4.7	the Articles are in full force and effect and have not been amended, rescinded, revoked or declared null and void;

4.8

the Issuer and the General Partner do not carry out any activity in the financial sector on a professional basis (as referred to in the Luxembourg law of April 5, 1993 on the financial sector, as amended) or any activity requiring the granting of a business licence under the Luxembourg law of September 2, 2011 governing the access to the professions of skilled craftsman, trademan, manufacturer, as well as to certain liberal professions;

4.9

the Resolutions (i) correctly and completely reflect the resolutions made by the board of managers of the General Partner acting on behalf of the Issuer as its general partner on its behalf in respect of the transactions contemplated by the Opinion Documents, (ii) have been approved and adopted validly, and (iii) remain in full force and effect, and have not been amended, rescinded, revoked or declared null and void (including the delegation of powers granted therein);

Continuation 6

4.10

none of the members of the board of managers of the General Partner acting on behalf of the Issuer as its general partner on its behalf has a (potential) conflict of interest with the Issuer and the General Partner in connection with the Opinion Documents, and the transactions contemplated thereby, that would preclude any of them from validly representing the General Partner, as the case may be;

4.11

the execution, entry into and performance by the Issuer acting through the General Partner as its general partner on its behalf of the Opinion Documents, and the transactions in connection therewith, (i) are in its corporate interest, (ii) are with the intent of pursuing profit (but lucratif), (iii) serve its corporate object, and (iv) do not constitute a misuse of corporate assets as referred to under Article 1500-11 of the Luxembourg law of August 10, 1915 on commercial companies, as amended (“1915 Law”);

4.12

the Issuer acting through the General Partner as its general partner on its behalf is not under any contractual obligation to obtain the consent, approval, co-operation, permission or otherwise of any third party or person in connection with the execution of, entry into, or performance of its obligations under, the Opinion Documents;

4.13

each of the parties to the Opinion Documents, other than the Issuer and the General Partner (“Other Parties” and, together with the Issuer and the General Partner, the “Parties”), is validly existing under the laws by which it is purported to be governed (including, without limitation, the laws of the jurisdiction of its place of incorporation, establishment or constitution, registered office or place of central administration, as the case may be), has all requisite power or capacity (corporate or otherwise, including the qualification or licence to carry on its business in its country of incorporation, establishment or constitution) to execute and deliver, and to perform its obligations under, the Opinion Documents, and the Opinion Documents have been duly executed by, or on behalf of, the Other Parties;

4.14

no winding up, insolvency or other similar proceedings, regimes or officers relating to, or affecting, the rights of creditors generally has been presented, commenced or appointed in respect of any of the Parties;

4.15

there is neither a vitiated consent (vice de consentement) by reason of mistake (erreur), fraud (dol), duress (violence) or inadequacy (lésion), nor an illicit cause (cause illicite) in relation to the Opinion Documents;

4.16

the due compliance by the Parties with all requirements (including, without limitation, the obtaining of the necessary consents, licences, approvals, orders and authorisations, the making of the necessary filings, registrations and notifications and the payment of stamp duties and other taxes) under any laws (other than, but only to the extent expressly opined upon herein, Luxembourg law, in respect of the Issuer and the General Partner only) in connection with the execution, entry into and performance of the Opinion Documents (and any documents in connection therewith);

Continuation 7

4.17

all acts, conditions or things required to be fulfilled, performed or effected in connection with the execution, entry into and performance of the Opinion Documents under the laws of any jurisdiction (other than, but only to the extent expressly opined upon herein, Luxembourg, in respect of the Issuer and the General Partner only) have been duly fulfilled, performed and effected;

4.18

the Opinion Documents, and all obligations thereunder are legal, valid, binding upon and enforceable against the Parties as a matter of all relevant laws (other than, but only to the extent expressly opined upon herein, Luxembourg law in respect of the Issuer and the General Partner) and the obligations thereunder have not been discharged;

4.19

that the choice of New York law as the governing law of the Opinion Documents and the submission to jurisdiction made in the Opinion Documents is valid and enforceable as a matter of all applicable laws (other than Luxembourg law) and that there is no provision of the laws of any jurisdiction (other than Luxembourg) that would have a negative bearing on the foregoing;

4.20

the appointment by the Issuer acting through the General Partner as its general partner on its behalf of a process agent as its authorized agent upon whom process may be served in any proceedings before the courts of New York State arising out of or in relation to the Opinion Documents constitutes a valid and legally binding appointment under any applicable laws (other than Luxembourg law);

4.21

insofar as any obligation of the Parties under the Opinion Documents (or any documents in connection therewith) is to be performed in, or is otherwise affected by the laws of, any jurisdiction other than Luxembourg, its performance would not be illegal or ineffective under the laws of that jurisdiction;

4.22

there are no provisions in the laws of any jurisdiction outside Luxembourg or in the documents mentioned in the Opinion Documents, which would adversely affect, or otherwise have any negative impact on this Opinion;

4.23

each of the transactions entered into pursuant to, or in connection with, the Opinion Documents and all payments and transfers made by, on behalf of, or in favour of, the Parties are made at arm’s length and in accordance with market practice;

4.24

each of the Parties entered into and intends to perform its obligations under the Opinion Documents in good faith, for the purpose of carrying out its business and without any intention to defraud or deprive of any legal benefit any other party (including third party creditors) or to circumvent any mandatory law or regulation of any jurisdiction;

4.25	the absence of any other arrangement or agreement between the Parties, which would modify or supersede the terms of the Opinion Documents;

4.26	the assumptions above were, are and will be true and correct on the date of execution of the Opinion Documents and of this Opinion.

Continuation 8

5.	OPINIONS

Based on the assumptions set out above and subject to the qualifications set out below, and subject to any factual matters not disclosed to us in the course of our investigations and without expressing any opinion as to matters or documents other than the Opinion Documents, we are of the following opinion:

5.1	Status – No Record of a Judicial Decision

The Issuer is a société en commandite par actions (partnership limited by shares) incorporated and existing under Luxembourg law for an unlimited duration.

The General Partner is a société à responsabilité limitée (private limited liability company) incorporated and existing under Luxembourg law for an unlimited duration.

According to, and based solely on, the RCS Certificates, as at March 29, 2023 no judicial decisions in respect of bankruptcy (faillite), controlled management (gestion contrôlée), suspension of payments (sursis de paiement), arrangement with creditors (concordat préventif de la faillite) or judicial liquidation (liquidation judiciaire) and no proceedings of administrative dissolution without liquidation (dissolution administrative sans liquidation) pertaining to the Issuer and the General Partner have been recorded with the RCS.

5.2	Corporate Power - Due Authorisation

The Issuer acting through the General Partner as its general partner on its behalf and the General Partner have the corporate power and capacity to execute and enter into the Opinion Documents, and to perform the obligations thereunder.

The execution by the Issuer acting through the General Partner as its general partner on its behalf of the Opinion Documents and the performance of its obligations thereunder has been duly authorised by all requisite corporate action under the Articles on the part of the Issuer and the General Partner.

5.3	Due Execution

The Opinion Documents have been duly executed by the Issuer acting through the General Partner as its general partner on its behalf.

5.4	No Conflict

The execution of the Opinion Documents by the Issuer acting through its General Partner as its general partner on its behalf does not result in any violation of (i) the Articles or (ii) the 1915 Law.

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5.5	Consents

The execution by the Issuer acting through the General Partner as its general partner on its behalf of the Opinion Documents does not require any authorisation or approval from, action by, notice to or filing with, any government, administration or other state authority or court in Luxembourg.

5.6	No Further Corporate Actions

No further corporate acts or conditions are required by Luxembourg law to be performed or fulfilled in order to (i) enable the Issuer acting through the General Partner as its general partner on its behalf lawfully to enter into the Opinion Documents and (ii) make the Opinion Documents admissible in evidence in Luxembourg.

5.7	Choice of Law

The choice of the laws of the State of New York, United States of America as the law governing the contractual obligations contained in the Opinion Documents is valid and binding upon the Issuer acting through the General Partner as its general partner on its behalf under Luxembourg law in accordance with, and subject to, the European Regulation No. 593/2008 of June 17, 2008 on the law applicable to contractual obligations.

5.8	Submission to Jurisdiction

The submission by the Issuer acting through the General Partner as its general partner on its behalf to the jurisdiction of the courts of the state or the federal court of the City of New York, State of New York, United States of America contained in the Opinion Documents is valid and binding upon the Issuer acting through the General Partner as its general partner on its behalf under Luxembourg law.

5.9	Enforcement of Judgments

A final, conclusive and non-appealable commercial judgment rendered by a court of the state or the federal court of the City of New York State of New York, United States of America against the Issuer acting through the General Partner as its general partner on its behalf with respect to the Opinion Documents or the Notes will be recognised and enforced by a Luxembourg court without retrial or examination of the merits of the case subject to the provisions of Articles 678 et seq. of the Luxembourg New Code of Civil Procedure (Nouveau code de procedure civile).

5.10	No immunity

The Issuer acting through the General Partner acting as its general partner on its behalf is not entitled to claim for itself or any of its assets, revenues or properties any right of immunity from the jurisdiction of any court in Luxembourg or from any legal proceedings taken in Luxembourg under or in respect of the Opinion Documents or the Notes (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise).

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5.11	Luxembourg international public policy or mandatory laws

The obligations expressed to be assumed by the Issuer acting through the General Partner as its general partner on its behalf in the Opinion Documents and the Notes are not contrary to any rules of Luxembourg international public policy (ordre public international) or mandatory laws (lois de police) applicable in this context and in any proceedings commenced in Luxembourg, such obligations would be recognised by the Luxembourg courts as its legal, valid and binding obligations, enforceable in accordance with their terms.

6.	QUALIFICATIONS

This Opinion is subject to the following qualifications:

6.1

This Opinion is subject to all limitations resulting from the application of Luxembourg public policy rules, overriding statutes and mandatory laws as well as to all limitations by reasons of bankruptcy (faillite), composition with creditors (concordat préventif de la faillite), suspension of payments (sursis de paiement), controlled management (gestion contrôlée), insolvency, liquidation, reorganisation or the appointment of a temporary administrator (administrateur provisoire), administrative dissolution without liquidation (dissolution administrative sans liquidation) and any similar Luxembourg or foreign proceedings, regimes or officers relating to, or affecting, the rights of creditors generally (“Insolvency Proceedings”).

6.2

The RCS Certificates do not determine conclusively whether or not, the day before the closing, the matters or events enquired after have occurred or not. The registration with the RCS of an excerpt of one of the judicial decisions (listed in paragraph 5.1 of this Opinion) has to be done within one month from the judicial decision at the initiative of the persons designated by the law dated December 19, 2002, as amended, relating to the Luxembourg Trade and Companies Register (register de commerce et des sociétés de Luxembourg) (“RCS Law”). It is therefore not possible to determine (i) whether a request for the opening of insolvency proceedings, concordat, controlled management or judicial liquidation, administrative dissolution without liquidation has been served on an entity, or (ii) whether a judicial decision has been taken but is not yet filed with the RCS, or (iii) whether the excerpt of the judicial decision has been properly filed with the RCS in accordance with the RCS Law.

6.3

Powers of attorney, mandates (mandats) or appointments of agents (including appointments made for security purposes) may terminate by law and without notice upon the occurrence of Insolvency Proceedings and may be revoked despite being expressed to be irrevocable.

6.4

Our opinion that the Issuer and General Partner are incorporated and validly exist, is based on the Corporate Documents. The Corporate Documents are not capable of revealing conclusively whether or not a winding-up or administration petition or order has been presented or made, a receiver appointed, an arrangement with creditors proposed or approved or any other Insolvency Proceedings commenced.

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6.5

The determination of the governing law and the recognition of trusts by Luxembourg courts will be made in accordance with the Convention dated July 1, 1985 on the law applicable to trusts and their recognition (ratified by a law dated July 27, 2003 on trusts and fiduciary contracts) (“Hague Trusts Convention”), to the extent the relevant trust comes within the scope thereof. The law chosen by the parties will in principle be recognised as governing law, and the effects of the trust will be recognised in accordance with the Hague Trusts Convention, subject to the exceptions established therein, including the non-recognition of the chosen governing law if the situation has a closer link with another jurisdiction which does not recognise trusts, the application of mandatory laws of Luxembourg and other jurisdictions in the matters referred to in Article 15 of the Hague Trust Convention and the general exception of public order.

6.6

Corporate documents of, and court orders affecting, a Luxembourg company may not be available at the RCS forthwith upon their execution and filing and there may be a delay in the filing and publication of the documents or notices related thereto. We express no opinion as to the consequences of any failure by the Issuer to comply with its filing, notification, reporting and publication obligations under any applicable laws.

6.7

By application of Article 1200-1 of the 1915 Law, a Luxembourg company not respecting any provision of Luxembourg criminal law or which seriously contravenes any provision of the Luxembourg commercial code or any other Luxembourg law applicable to commercial companies may be put into judicial dissolution and liquidation upon the application of the public prosecutor. In particular, the annual accounts of a Luxembourg company must be approved by the general meeting of shareholders within six months after the end of the financial year and must be filed with the RCS within one month following their approval. The public prosecutor may request the judicial liquidation of a defaulting company.

6.8

Documents relating to a Luxembourg company, the publication of which is required by law, will only be valid vis-à-vis third parties from the day of their publication with the Luxembourg Official Gazette (Recueil Electronique des Sociétés et Associations) unless the company proves that the relevant third parties had prior knowledge thereof. Third parties may, however, rely upon said documents even if not yet published. During the fifteen (15) days period following their publication, such documents will be unenforceable vis-à-vis third parties who prove the impossibility for them to have knowledge thereof.

6.9

The registration of the Opinion Documents (and any documents in connection therewith) with the Administration de l’Enregistrement et des Domaines in Luxembourg may be required should the Opinion Documents (and any documents in connection therewith) be produced before an official Luxembourg authority (autorité constituée), attached as an annex to a deed (annexés à un acte) that itself is subject to mandatory registration, or deposited in the minutes of a notary (déposés au rang des minutes d’un notaire). In such cases, a nominal registration duty or an ad valorem duty may be payable, depending on the nature of the document to be registered or produced, or in the case of voluntary registration. A Luxembourg court or an official Luxembourg authority may require that the Opinion Documents (and any documents in connection therewith) and any judgment obtained in a foreign court be translated into French or German.

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6.10

No opinion is given in relation to the accuracy of any representation or warranty given by, or concerning, any of the Parties, or whether any of the Parties has complied with any covenant, undertaking, terms or conditions given by or binding upon them (except to the extent expressly opined upon in this Opinion).

6.11	With respect to the opinion expressed in paragraph 5.7, Luxembourg courts would not apply a chosen governing law if:

6.11.1	the choice of law was not made bona fide;

6.11.2	the governing law (other than Luxembourg law) was not pleaded and proved; or

6.11.3

such governing law (other than Luxembourg law) was pleaded and proved but held to be contrary to mandatory provisions of Luxembourg law or manifestly incompatible with the public policy rules (ordre public) of the forum.

A Luxembourg court may also refuse to apply the chosen governing law if:

6.11.4

at the time the Opinion Documents were entered into, all other elements relevant to the situation were located in a country other than the country whose law was the chosen governing law, to the extent the parties’ choice of governing law affects the application of the provisions of the law of that other country which cannot be derogated from by agreement, and which the court may then apply;

6.11.5

the overriding mandatory provisions of the law of the country where the obligations arising out of the Opinion Documents have to be, or have been performed, render the performance of the obligations under the Opinion Documents unlawful. In considering whether to give effect to those provisions, the court shall have regard to their nature and purpose and to the consequences of their application or non-application;

6.11.6	regarding the means of enforcement and measures to be taken by a creditor in case of a default in performance, it may apply the law of the country in which performance is taking place; or

6.11.7

a Party is subject to any Insolvency Proceedings, in which case it would apply the insolvency laws of the jurisdiction in which such insolvency proceedings have been opened to the effects of such insolvency proceedings, without prejudice to the exceptions set forth by the Insolvency Regulation.

6.12

A final, conclusive and non-appealable commercial judgment in respect of the Opinion Documents rendered against the Issuer in a competent court of the State of New York or a United States federal court located in the State of New York would be recognised and enforced by Luxembourg courts subject to the applicable enforcement procedure (exequatur) as set out in the relevant provisions of the Luxembourg New Civil Procedure Code. Pursuant to Luxembourg case law, the granting of exequatur is subject to the following requirements:

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•	the foreign judgment must be enforceable (exécutoire) in the country of origin;

•	the foreign court must have had jurisdiction both according to its own laws and to the Luxembourg conflict of jurisdiction rules;

•	the foreign procedure must have been regular according to the laws of the country of origin;

•	the foreign judgment must not have violated the rights of defence and must not have been obtained by fraud (fraude à la loi);

•

the foreign court must have applied the law which would have been designated by Luxembourg conflict law of rules, or, at least, the foreign judgment must not have contravened the principles underlying these rules (based on case law and legal doctrine, it is not certain that this condition would still be required for an exequatur to be granted by a Luxembourg court); and

•	the considerations of the foreign judgment must not contravene Luxembourg international public policy.

Luxembourg courts do not currently review the merits of a judgment rendered by a competent court of New York.

6.13

The provisions of a jurisdiction clause whereby the taking of proceedings in one or more jurisdictions shall not preclude the taking of proceedings in any other jurisdiction, whether concurrently or not, might not be entirely enforceable in a Luxembourg court. If proceedings were previously commenced between the same parties and on the same grounds as the proceedings in Luxembourg, a plea of pendency might be opposed in the Luxembourg court and proceedings either stayed pending the termination of the proceedings abroad or dismissed, as the case may be.

6.14

Contractual clauses stipulating that a Luxembourg company can delegate its rights to file a claim, take any action or institute proceedings in the name of the Luxembourg company may be unenforceable under Luxembourg law. In particular, actions in front of Luxembourg courts must be brought in the name of the principal and not in the name of an agent of the principal (nul ne plaide par procureur).

6.15

The president of a competent court in Luxembourg, in any matter in which a plaintiff seeks provisional measures in summary proceedings (référé) may assume jurisdiction on the basis of the general provisions of Luxembourg law notwithstanding the aforementioned submission to the jurisdiction of the courts of other countries.

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6.16

We do not express, nor imply, any opinion whatsoever on (i) any tax, transfer pricing, regulatory (including, but not limited to, AIFMD and Data Protection regulations), accounting, or public or administrative law, matters, or (ii) the validity or enforceability of the Opinion Documents, the obligations thereunder or the consequences thereof (other than, but only to the extent expressly opined upon herein, under Luxembourg law, in respect of the Issuer and the General Partner only).

6.17

Payments made, as well as other transactions concluded or performed, during the so-called suspect period (période suspecte) which is fixed by the Luxembourg court and dates back (not more than) six months as from the date on which the Luxembourg court formally adjudicates a person bankrupt and as for specific payments and transactions, during then days before the commencement of such period, are subject to cancellation by the Luxembourg court upon proceedings instituted by the Luxembourg insolvency receiver (curateur), in particular,

(a)

Article 445 of the code of commerce sets out an additional period of then days preceding the suspect period fixed by the court during which specified transactions (such as, in particular, the granting of a security interest for antecedent debts; the payment of debts which have not fallen due, whether payment is made in cash or by way of assignment, sale, set-off or any other means; the payment of debts which have fallen due by any other means than in cash or by bill of exchange; the sale of assets without consideration or for materially inadequate consideration) must be set aside or declared null and void, if so requested by the insolvency receiver. Article 445 of the code of commerce does not apply for financial collateral arrangements subject to the Luxembourg law of 5 August 2005 on financial collateral arrangements, as amended (“Collateral Law”);

(b)

Article 446 of the code of commerce states that payments made for matured debts as well as other transactions concluded for consideration during the suspect period are subject to cancellation by the court upon proceedings instituted by the insolvency receiver if they were concluded with the knowledge of the bankrupt’s cessation of payments. Article 446 of the code of commerce does not apply for financial collateral arrangements subject to the Collateral Law; and

(c)

regardless of the suspect period, Article 448 of the code of commerce and Article 1167 of the Luxembourg Civil Code (actio pauliana) give a creditor the right to challenge any fraudulent payments and transactions made prior to the bankruptcy, without limitation of time.

6.18

Any judgment awarded before the Luxembourg courts may be expressed in a currency other than the euro or the euro equivalent at the time of judgment or payment. However, any obligation to pay a sum of money expressed in any currency other than the euro will be enforceable in Luxembourg, provided, however, that the amount to be paid in Luxembourg shall be the euro equivalent to the sum in question.

Continuation 15

6.19

The terms “enforceable”, “enforceability”, “valid”, “legal”, “binding” and “effective” (or any combination thereof) where used herein, mean that the obligations assumed by the relevant party under the relevant document are of a type which the laws of Luxembourg generally recognises or enforces; enforcement by a Luxembourg court will in any event be subject to (i) the extent to which the relevant obligations are enforceable under their governing law (if other than Luxembourg law), (ii) the power or obligation of a Luxembourg court to stay proceedings or decline jurisdiction if prior concurrent proceedings have been brought elsewhere, (iii) the rules of civil and commercial procedure as applied by a Luxembourg court, the rules of force majeure, good faith (bonne foi), abuse of law (abus de droit), unforeseen circumstances and other defences and remedies afforded by Luxembourg law generally (specific performance may not always be available and may result only in damages), (iv) any matter or factual circumstance such as fraud, coercion, duress, undue influence or mistake, (v) general principles of criminal law, investigations and prosecution, including but not limited to criminal freezing orders, and (vi) public law sanctions or restraining measures taken from time to time under applicable laws, treaties or other instruments.

6.20

In particular, (a) equitable remedies, such as the grant of an injunction or an order for specific performance, are not automatically admitted by Luxembourg courts and when such remedies are available, they are discretionary and, accordingly, the Luxembourg courts might make an award of damages where an equitable remedy is sought, (b) claims may be or become barred by prescription or lapse of time or may be or become subject to defences of set-off or counterclaim, (c) enforcement of obligations (and the contractually binding nature thereof) may be invalidated by reason of fraud and (d) enforcement of the obligations may be limited to the extent that matters which it has been expressly assumed herein will be done have not been done.

7.	MISCELLANEOUS

7.1

We consent to the filing of this Opinion with the SEC as an exhibit to the Issuer’s Current Report on Form 8-K to be filed on the date hereof, which Form 8-K will be incorporated by reference into the Registration Statement.

7.2

Each person relying on this Opinion agrees, in so relying, that only DLA Piper Luxembourg shall have any liability in connection with this Opinion, and that, except as otherwise required by the Securities Act, the agreement in this clause 7.2 and all liability and other matters relating to this Opinion shall be governed exclusively by Luxembourg law.

7.3

The Issuer may refer to DLA Piper Luxembourg giving this Opinion under the heading “Legal Matters” in the related Preliminary Prospectus Supplement and the Final Prospectus Supplement included in the Registration Statement.

7.4

Luxembourg legal concepts are expressed in English terms, which may not correspond to the original French or German terms relating thereto. We accept no liability for omissions or inaccuracies attributable to the use of English terms.

Continuation 16

7.5

Nothing in this Opinion should be construed as implying that we are familiar with the affairs of any of the Parties, and this Opinion is based solely on the investigations and subject to the limits stated herein. The opinions in this Opinion are strictly limited to the matters stated herein and do not extend to, and are not to be read as extending by implication to, any other matter or the transactions to which they relate or otherwise. The delivery of this Opinion shall in no event imply or intend, or deem to imply or intend, to provide legal advice or recommendation by us with respect to the appropriateness of (i) the transaction referred to, or described, in the Opinion Documents or (ii) the reliance on this Opinion, which are commercial decisions for the Parties. This Opinion cannot be used, considered, seen or quoted, as a precedent for any other legal opinion, note, memorandum or advice whatsoever given by DLA Piper Luxembourg to the Addressee in the future, and no other opinion is, or may be, implied or inferred herefrom.

Yours faithfully, /s/ Laurent Massinon

DLA PIPER LUXEMBOURG

By:	LAURENT MASSINON Partner - Gérant - Avocat à la Cour